

March 6, 2017

<u>Via E-mail</u>
Oded Yatzkan
Chief Financial Officer
Medigus Ltd.
7A Industrial Park, P.O. Box 3030
Omer, 8496500, Israel

> **Re: Medigus Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 21, 2017**
> **File No. 333-216155**

Dear Mr. Yatzkan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Shachar Hadar
       Meitar Liquornik Geva Leshem Tal